Filed by Cantel Medical Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantel Medical Corp.

Commission File No.: 001-31337

Date: January 12, 2021

Employee FAQ

1.	What was announced?
•	We announced that Cantel Medical and STERIS have agreed to combine to create a leading global infection prevention and control provider.
•	This transaction brings together STERIS’s and Cantel’s IP&C franchises to create a broader suite of solutions to support healthcare systems and providers.
•	Our transaction with STERIS is truly a testament to the hard work and dedication of our employees and the strong foundation we have built for Cantel.

2.	Who is STERIS?
•	STERIS is a leading provider of infection prevention and other procedural products and services, with approximately 13,000 associates worldwide operating in more than 100 countries.
•	Like us, STERIS is built on customer-centric values. STERIS also has a long track record of revenue and earnings growth and double digit returns to shareholders.
•	You can learn more about STERIS at www.STERIS.com.

3.	What are the terms of the transaction?
•	Under the terms of the agreement, Cantel shareholders will receive $16.93 in cash, as well as 0.33787shares of STERIS for each Cantel share, which implies a total purchase price of $84.66 per Cantel share based on STERIS’s closing price as of January 11, 2021, the last trading day prior to the announcement of the transaction, and an approximately 14.6 percent premium based on Cantel’s 30 day volume weighted average price as of January 11, 2021.

4.	Why is Cantel combining with STERIS? Why now?
•	STERIS and Cantel are a perfect strategic fit. Both have been long term players in infection prevention and control (IP&C) in our respective business categories. We complement each other to provide greater value, services and solutions to all healthcare customers.
•	Joining with STERIS significantly augments Cantel’s strategy. The combined companies complement each other and provide a comprehensive portfolio of IP&C solutions for hospitals, ambulatory surgery centers, dental offices and life science customers.
•	The combination with STERIS is a natural next step for Cantel, enabling us to accelerate progress on our Cantel 2.0 initiatives and drive enhanced value for shareholders and the healthcare providers and systems we support.
•	Together with STERIS, we will be able to provide a more extensive and innovative suite of offerings to our customers around the world.

5.	What does this mean for me and my job?
•	We believe this is an exciting new chapter for Cantel and our employees.
•	Today there is no change in your job or your role. There are several steps that need to be completed to close the transaction, which we expect to occur by the end of June 2021. Until then, Cantel and STERIS will continue to operate as separate, independent companies and it remains business as usual. You should continue to perform your job to the best of your abilities and focus on your FY21 goals and objectives.
•	We have a business to run and customers to serve.

6.	How will this impact the selling organization in Cantel since STERIS has a large selling organization calling on hospitals and surgery centers, too?
•	It remains business as usual and our focus on serving our customers is unchanged.
•	STERIS’s strength is in providing products and services serving central sterile as well as Operating Room (OR) equipment, reprocessing and repair services. Cantel’s strength is in providing product solutions, education and services in the GI suite.
•	The combination of STERIS and Cantel will result in an even stronger strategic partner for our customers.

7.	Following the close of the transaction, how will Cantel and STERIS be integrated and report into STERIS? What changes can we expect in decision making and approvals?
•	This announcement is just the first step in the process and both Cantel and STERIS are focused on making the transition as smooth as possible for employees at all levels.
•	While we are eager to start a new chapter with STERIS, it is important to remember that today is the first day of a longer journey and there are many decisions that still need to be made.
•	We expect to build an integration planning team with members from both companies to take a thoughtful and comprehensive approach to integration.
•	Through that process, we will determine the best way to bring Cantel and STERIS together.
•	We look forward to sharing more information as decisions are made over the next several months.

8.	I read that there are expected synergies, what does that mean?
•	First and foremost, we expect this transaction to create growth and career development opportunities for Cantel employees as part of a larger global organization.
•	Specific to synergies, they can come from many areas.
•	While there may be some overlap in our workforces, STERIS will take a thoughtful approach to bringing our two companies together and will look to fill open positions and strengthen their team.
•	We look forward to sharing more information as decisions are made over the next several months.

9.	Where will the combined company be headquartered? Will there be changes to the leadership team?
•	This announcement is the first step of several, and we do not have answers for all of your questions. STERIS has operational headquarters in Mentor, Ohio (outside of Cleveland) and is led by Walt Rosebrough, President and CEO.
•	We look forward to sharing more information as decisions are made over the next several months.

10.	Will this impact our benefits?
•	While we are at the early stages of this transaction and there is still a lot of work ahead of us, we do not currently anticipate changes to employee salary or benefits as a result of this announcement.

11.	I own Cantel stock. What should I do with it? What will happen to it at closing?
•	We will continue as an independent public company until the transaction closes.
•	Once the transaction closes, under the terms of the agreement, Cantel shareholders will receive $16.93 in cash and 0.33787 shares of STERIS for each Cantel share they own. This means that, upon closing, you will receive shares in the combined company for your Cantel shares, which will trade on the New York Stock Exchange under STERIS’s name and ticker symbol STE. This will happen automatically.
•	For questions about your individual investments or portfolio, you should contact your broker or financial advisor.

12.	What is STERIS’s culture like? How will we fit together?
•	We have known and respected STERIS for many years, and believe that this is the right time to partner with them.
•	Like Cantel, STERIS has a dynamic work environment that is powered by people, a culture of teamwork and inspires innovation.
•	Additionally, we share similar values of safety, integrity, mutual respect and supporting employees and customers.
•	Together with STERIS, we will stay true to our core values and become part of a global infection prevention and control solutions provider (IP&C) to deliver long-term value for all our stakeholders, including our employees.

13.	What are the next steps to complete the transaction? What should I expect between now and then?
•	Announcing the combination is just the first step in bringing together our two companies, and until the transaction closes, it will be business as usual for the vast majority of employees around the world as Cantel and STERIS remain separate, independent companies.
•	From an internal perspective, we expect to build an integration planning team with members from both companies to take a thoughtful and comprehensive approach to integration and some employees may be asked to assist in that process as we move forward.
•	From an external perspective, the transaction, which is expected to close by the end of June 2021, requires the approval of Cantel shareholders and is subject to regulatory approvals and other customary closing conditions. We ask that employees do their best to stay focused on day-to-day responsibilities and providing customers with high-quality infection prevention solutions and unsurpassed service.

14.	What does this transaction mean for Cantel customers? Business partners?
•	By joining forces, we will benefit from STERIS’s strong commercial infrastructure and its innovative portfolio of complementary product franchises to provide a more extensive suite of offerings to our existing customers.
•	In short, the transaction brings together STERIS’s and Cantel’s franchises to create a stronger global IP&C player with a broader suite of solutions to support healthcare systems and providers.

15.	What should I say if I’m asked about the transaction by the media or an external party?
•	Consistent with company policy, we ask that you refrain from commenting on any questions you receive from media or the financial community.
•	Please forward any inquiries you may receive from the media to Cantel-jf@joelefrank.com, and from investors or analysts to Matthew Micowski at mmicowski@cantelmedical.com or 973-774-7455, or Ryan Lada at Ryan.Lada@Cantel.com or 763-553-3341.

16.	Where can employees obtain additional information? Who can I contact if I have more questions?
•	We are committed to keeping you informed on this process as appropriate.
•	Should you have any immediate questions, please reach out to your manager or HR Business Partner.

12. What should I say if my friend who works at STERIS contacts me?

•	It is important to remember that today’s announcement is just the first step in bringing Cantel and STERIS together, and until the completion of the transaction, we will remain two independent companies with our own unique objectives.
•	Please do not share any confidential or sensitive company information with anyone from STERIS.
•	If you have any questions regarding what information you can and cannot share with members of the STERIS team, please feel free to reach out to your manager.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between STERIS and Cantel, STERIS will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Cantel that also constitutes a prospectus of STERIS. The definitive proxy statement/prospectus will be delivered to shareholders of Cantel. INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive proxy statement/prospectus (when available) and other documents filed with the SEC by STERIS and Cantel through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by STERIS will be available free of charge on STERIS’s internet website at www.STERIS.com or by contacting STERIS’s Investor Relations Department at (440) 392-7245. Copies of the documents filed with the SEC by Cantel will be available free of charge on Cantel’s internet website at www.cantelmedical.com or by contacting Cantel’s Investor Relations Department at (763) 553-3341.

Participants in the Merger Solicitation

STERIS, Cantel, their respective directors and certain of their respective executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cantel shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Cantel is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on November 18, 2020 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of STERIS is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 5, 2020 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 and other securities laws, for which we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Cantel by STERIS, including future financial and operating results, Cantel’s or STERIS’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. These statements are based on current expectations, estimates, or forecasts about our businesses, the industries in which we operate, and the current beliefs and assumptions of management; they do not relate strictly to historical or current facts. Without limiting the foregoing, words or phrases such as “expect,” “anticipate,” “goal,” “project,” “intend,” “plan,” “believe,” “seek,” “may,” “could,” “enable,” and “opportunity” and variations of such words and similar expressions generally identify forward-looking statements. Risks and uncertainties associated with these forward-looking statements include the potential that we may not be able to consummate the transaction, or that the expected benefits and opportunities of the transaction may not be realized or may take longer to realize than expected, or that required regulatory approvals may not be obtained as quickly as expected, or at all. There are also risks and uncertainties related to the subsequent integration of the companies; the ability to recognize the anticipated synergies and benefits of the acquisition; restructuring in connection with, and successful closing of, the transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Cantel shareholder approval; the risk that a condition to closing of the transaction may not be satisfied on a timely basis or at all; the failure of the transaction to close for any other reason; risks relating to the value of the STERIS shares to be issued in the transaction; access to available financing (including financing for the transaction) on a timely basis and on reasonable terms; the impact of competitive products and pricing; the impact of the COVID-19 pandemic on our operations and financial results; general economic conditions; and technological and market changes in our industry. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statement are set forth in our most recent Annual Report on Form 10-K, which we may update in Quarterly Reports on Form 10-Q we have filed or will file hereafter. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. This cautionary statement is applicable to all forward-looking statements contained in this communication.